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SEC FILE NUMBER
67482

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cleveland Research Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1375 E. 9th St. Suite 2700
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Bosshard	216-649-2750	ebosshard@cleveland-research.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Bosshard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cleveland Research Company, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

MARGARITA KORNUC NOTARY PUBLIC • STATE OF OHIO MY COMMISSION EXPIRES APRIL 21, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Cleveland Research Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cleveland Research Company, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2024

Cleveland Research Company, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash and cash equivalents	$22,202,008
Accounts receivable	7,727,101
Securities owned, at fair value	5,241,586
Investments	401,409
Prepaid expenses	1,000,918
Property and equipment, net	522,189
Right-of-use asset, net of accumulated amortization of $2,229,819	1,506,731
Other assets	6,530
TOTAL ASSETS	$38,608,472

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 415,121
Commissions payable	6,089,189
Distributions payable	5,786,034
Deferred revenue	8,597,913
Lease liability	1,650,866
Total liabilities	22,539,123
Members' equity	16,069,349
TOTAL LIABILITIES AND MEMBERS' EQUITY	$38,608,472

The accompanying notes are an integral part of this financial statement.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Cleveland Research Company, LLC (the Company) was organized in the state of Ohio and is an equity and market research firm that provides services to selected investment firms, and public and private companies, located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), the state of Ohio and five other states. Cleveland Research Company, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research Company, LLC are owned by Cleveland Research Management Company, LLC (the voting Class A member).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Soft Dollar Revenue

The Company has soft dollar arrangements with its customers in which the customer will buy research data, and then the Company will wait for the customer to determine in good faith the revenue to be paid, based on the value of the brokerage and research services received. The Company recognizes soft dollar revenue in the period in which all related research has been provided to the customer.

Market Research Revenue

Typically, memberships for market research are paid in advance for the following calendar year. The Company recognizes revenue for market research at the time that all related research for the respective period has been provided to the customer.

Commission Income

Commission income and related clearing expenses are recognized on a trade-date basis. The Company strictly receives commission income in soft dollars for trades occurring at another clearing broker-dealer.

Interest Income

The Company earns interest income from cash equivalents, a money market fund and securities owned. This revenue is not in scope for ASC Topic 606 as it is not generated from contracts with customers.

Cash and Cash Equivalents

As of December 31, 2023, the Company's cash accounts, which are substantially held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Credit Losses

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance of credit allowances. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at December 31, 2023, all accounts receivables were considered collectible and no allowance for credit losses was necessary.

Deferred Revenue

Revenue for soft dollar arrangements and market research is deferred until the related research has been provided to the customer. The Company expenses the commissions related to this deferred revenue as the services are performed and the revenue is recognized.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Leases

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases, for office space and other dwellings. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (2.6%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note E.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of assets, which range from three to seven years.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or

issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investments

Investments in less-than majority owned entities in which the Company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting.

Income Taxes

Cleveland Research Company, LLC is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code (IRC). Under this election, the income of the Company is taxed directly to its members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes. For the year ended December 31, 2023, the Company incurred $727,929 in state and local income taxes which are included in Other Expenses on the Statement of Income.

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of and during the year ended December 31, 2023, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2020.

NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2023:

Soft dollar	$1,694,205
Market research	6,019,411
Commissions	13,485
Total	$7,727,101

NOTE D - PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2023:

Furniture and equipment	$1,986,810
Less accumulated depreciation	(1,464,621)
Property and equipment – net	$ 522,189

NOTE E – LEASE COMMITMENTS

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contains a renewal option to extend the term for two additional periods of five years. The Company is not reasonably certain to exercise this renewal option. The optional periods are also not included in determining the lease term and

associated payments under this renewal option are excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires in March 2027.

The components of lease cost for the year ended December 31, 2023, are as follows:

Operating lease cost	$ 573,384
Variable lease cost	65,724
Short term lease cost	59,504
Total lease cost	$ 698,612

Other information related to leases at December 31, 2023:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $698,612

ROU assets obtained in exchange for lease obligations:
Operating leases $0

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $ (498,490)

Weighted average remaining lease term for operating leases is 3.3 years.

Amounts disclosed for the ROU asset obtained in exchange for the lease obligation and reductions to the ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of the ROU asset resulting from lease modifications or reassessments.

NOTE E – LEASE COMMITMENTS – *(Continued)*

Maturities of the lease liability under the noncancellable operating lease as of December 31, 2023, are as follows:

Year Ending December 31,

2024	$ 592,945
2025	611,005
2026	629,064
2027	159,523
Total undiscounted payments	1.992.537
Less: Imputed interest	(341,671)
Total Lease Liability	$1,650,866

Effective January 1, 2024, the Company entered into a new amendment on the existing lease for expanded office space commencing July 1, 2024. The additional monthly rent for this expanded space is $5,306 in the first year, $5,465 for the second year and $5,625, for the remining period ending March 31, 2027.

NOTE F - RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 3% of employee compensation and allows for a discretionary employer contribution. The Company contributed $348,019 for the year ended December 31, 2023.

NOTE G - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities Exchange Act of 1934 Rule 15c3-1, as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $8,323,098, which was $6,920,938 in excess of its required net capital of $1,402,160.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2023, the ratio was 2.5 to 1.

NOTE H - MEMBERS' EQUITY

Cleveland Research Company, LLC has two classes of membership interest: voting Class A interests (Class A) and non-voting Class B interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the voting Class A member. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

The Company declared and paid distributions of $1,315,541 to cover a portion of 2023 federal and state income taxes for its members. An additional distribution of $3,727,817 was accrued and included in distributions payable to cover the remaining estimated taxes for 2023.

The management committee declared an additional discretionary distribution of $2,058,217 to be paid to a certain Class A member of the Company. Such amount is also included in the distributions payable at December 31, 2023.

NOTE I - INVESTMENTS

The Company has a $401,409 investment in Cleveland Capital Ventures, LLC (CCV), a wholly owned disregarded entity. CCV subsequently made capital contributions into a management company LLC and pooled investment fund. The purpose of the management company LLC was to act as the advisor to the pooled investment fund. Through CCV, the Company had a 27.5% ownership interest in the management company LLC. The Company's capital and profit (loss) allocation in the pooled investment fund vary as defined in the fund's operating agreement. For the year ended December 31, 2023, the Company lost $20,017 from these investments, which is reflected in gain on investments, net on the Statement of Income.

NOTE I – INVESTMENTS – *(Continued)*

During 2023, the Company directly invested an additional $2,000,000 in a brokerage account that uses an algorithm to buy and sell equities on a consistent basis throughout the year. During 2023, the Company received $3,321,777 in proceeds from the sale of the investment in this brokerage account. The algorithms were managed by an outside service provider. Gains and losses are allocated based on the percentage owned by the Company and time period of the investment. For the year ended December 31, 2023, the Company recorded a gain of $337,095 from this investment, which is reflected in gain on investments, net on the Statement of Income.

NOTE J – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The securities owned are held in a brokerage account that is managed by an outside financial institution. Gains and losses are booked monthly, based on the statement received from the custodian of the account.

		Fair Value Measurements at Reporting Date Using		
Description	Fair Values as of December 31, 2023	Level 1	Level 2	Level 3
US Treasury Securities	$ 4,912,167	$ 4,912,167	$ 0	$ 0
Money Market Fund	329,419	329,419	0	0
Total	$ 5,241,586	$ 5,241,586	$ 0	$ 0

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE K – RELATED PARTY

For the year ended December 31, 2023, the Company expensed $90,000 in management fees to Cleveland Research Management Company, LLC.

NOTE L - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer and operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, it is exempt from the requirements of Rule 15c3-3.

NOTE M – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. No further disaggregation is warranted for the year ended December 31, 2023. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS.

NOTE N – CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations. At December 31, 2023, no amount has been accrued for any potential or pending claims or arbitrations, as a probable outcome is not determinable at December 31, 2023.

NOTE O – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.